EXHIBIT 99.(a)(11)

                     [H. F. Ahmanson & Company LETTERHEAD]



                                 May 27, 1997



Institutional Shareholder Services
7200 Wisconsin Avenue, Suite 1001
Bethesda, Maryland 20814

Attn:  Mr. Peter Gleason

Dear Sirs:

      We have read with dismay the "Summary of Issues" and "Executive Summary" presented to you on May 22, 1997 by Great Western Financial Corporation. In the view of H. F. Ahmanson & Company, those submissions contained so many errors and were so unbalanced as to illustrate why it is essential that the Ahmanson nominees be elected. The following is a partial list of the errors and omissions that Ahmanson believes these Great Western submissions contain.

         Great Western's Claim                   Ahmanson's Response

 1.  It is "not credible" that          1.  Great Western did not tell you:
 Ahmanson's nominees will not be        (a)  The nominees have contractually
 controlled by or acting at the                                -------------
 direction of Ahmanson.                 agreed that they will not be acting
                                        ------
                                        at the direction of Ahmanson.
                                        (b)  As a matter of state law (as
                                                            ----- ---
                                        acknowledged in an amendment to Great
                                        Western registration statement), the
                                        nominees must act in the interest of
                                        all Great Western stockholders.
                                        (c)  The Ahmanson nominees are highly
                                        respected professionals who have no
                                        personal or financial interest in an
                                        Ahmanson/Great Western merger.
                                        (d)  During deposition testimony,
                                        both of the outside

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                                        directors of Great Western who were
                                        deposed conceded that they had no
                                        reason to believe that the Ahmanson
                                        nominees would not comply with their
                                        fiduciary duties.

 2.  The "Great Western Board has done  2.  (a)  In our view, it is contrary
 exactly what a Board should do in      to shareholder interests for a board
 responding to a bid for a company."    to create an unlevel playing field
                                        when presented with two bona fide
                                                                ---- ----
                                        proposals.  We believe that there is
                                        no judicial support for this course
                                        of action.
                                        (b)  Great Western does not deny that
                                        it has created an unlevel playing
                                        field.
                                        (c)  How can the following actions by
                                        the Great Western board have enhanced
                                        shareholder value:
                                          *  Sought a higher bid from
                                        multiple parties, but not from
                                        Ahmanson.
                                          *  Entered into formal discussions
                                        and solicited formal proposals with
                                        more than one party, but not with
                                        Ahmanson.
                                          *  Provided material information to
                                        more than one party, but not to
                                        Ahmanson.
                                          *  Sharply criticized Ahmanson
                                        before the regulators and argued that
                                        its application should be rejected.
                                          *  Sharply criticized Ahmanson in
                                        the media and to investors.
                                          *  Reached a conclusion as to the
                                        superiority of WAMU without due
                                        diligence on Ahmanson.


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 3.  "The Washington Mutual merger      3.  The original Ahmanson proposal
 delivered almost $700 million of       delivered over $1,750 million of
 additional value to Great Western      additional value to Great Western
 stockholders."                         stockholders and the enhanced
                                        Ahmanson proposal delivered hundreds
                                        of millions of additional value; yet,
                                        the Great Western board refused to
                                        discuss formally or informally either
                                        proposal.

 4.  "Without the Washington Mutual     4.  This is speculation without basis
 merger, Great Western stockholders     in fact and makes the extraordinary
 today would have an Ahmanson proposal  assumption that Ahmanson would not
 for 1.05 shares."                      have increased its original proposal
                                        if it had been accorded an
                                        opportunity to conduct due diligence
                                        and to enter into discussions with
                                        Great Western.  In fact, it would be
                                        highly unusual, indeed extraordinary,
                                        for an initial unsolicited offer to
                                        represent the last and best offer,
                                        and any assumption to the contrary
                                        suggests that Great Western was
                                        uninformed.  In any event, Great
                                        Western made no effort to determine
                                        whether the assumption was accurate.

 5.  Great Western's board is           5.  (a)  These directors have
 overwhelmingly comprised of            publicly stated that they are
 "independent directors."               "committed" to the Washington Mutual
                                        merger.
                                        (b)  These directors have very large,
                                        highly preferential loans from Great
                                        Western which are very unusual (and
                                        possibly unique) among major
                                        financial institutions.
                                        (c)  In deposition testimony, these
                                        directors acknowledged that they
                                        relied, to what Ahmanson believes is
                                        a highly

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                                        unusual extent, on the advice of
                                        outside advisors.

 6.  The Great Western Board has acted  6.  In Ahmanson's view, a board
 reasonably [and] rationally ... in     cannot act reasonably and rationally
 determining that the Washington        to make such a determination without
 Mutual is the superior merger          discussions with and due diligence
 partner.                               regarding all parties making bona
                                                  ---                ----
                                        fide proposals.
                                        ----

 7.  Great Western agreed to a          7.  (a)  The no shop clause is
 "standard 'no shop' clause".           unusual because it permits
  --------                              discussions if there is only a
 (Emphasis added.)                      "reasonable possibility" that a
                                        failure to do so would violate
                                        fiduciary duties.
                                        (b)  Great Western has never
                                        disclosed whether it believed that
                                        there was not such a "reasonable
                                        possibility" and, if so, the basis
                                        for that conclusion.

 8.  "The Great Western's board         8.  (a)  Ahmanson believes that this
 decision not to enter into             decision cannot fairly be
 discussions with Ahmanson is both      characterized as reasonable or
 reasonable and rational and            rational, and, because of the
 consistent with [its] obligations      importance of this issue, it is
 ----------                             discussed in more detail below.
 under the ... merger agreement."       (b)  Great Western avoids saying that
 (Emphasis added.)                                         ------
                                        it was prohibited by the merger
                                               ----------
                                        agreement from holding discussions
                                        with Ahmanson.

 9.  In the event that the Washington   9.  Ahmanson believes that the Great
 Mutual merger is rejected, the         Western Board's independence in those
 available options should be examined   circumstances is placed in question
 by Great Western's "independent"       when it has publicly stated it is
 Board.                                 "committed" to Washington Mutual.
                                        Great Western's position coerces its
                                        stockholders to accept the Washington
                                        Mutual proposal for

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                                        fear that the Great Western Board
                                        will obstruct any alternative merger
                                        proposal.

 10.  There is no reason to question    10.  (a)  Fundamental questions about
 the motives or decisions of Great      the decisions of Great Western's
 Western's board.                       board are raised by its creation of
                                        an unlevel playing field and its
                                        failure to enter into any discussions
                                        with Ahmanson.
                                        (b)  Deposition testimony indicates
                                        that the Great Western Board was not
                                        informed about key issues relating to
                                        the timing of the meeting for the
                                        election of directors.
                                        (c)  Many of the reasons cited by the
                                        Great Western Board for supporting
                                        Washington Mutual are, Ahmanson
                                        believes, clearly incorrect or
                                        lacking balance.

 11.  The proposed by-law amendments    11.  The by-law amendments were
 "are in Ahmanson's interests, not the  designed by Ahmanson to protect
 interests of Great Western's           against efforts by Great Western to
 shareholders".                         prevent the Ahmanson nominees, if
                                        elected, from being able to
                                        participate fully in the Board
                                        processes.

 12.  "If the [Washington Mutual]       12.  Even if the Ahmanson nominees
 merger is not approved, Ahmanson       were controlled by Ahmanson--which
 should not be permitted to dictate or  they are not--Ahmanson could not
 influence the Board's further          "dictate" any responses with only 3
 responses."                            of 11 directors.

 13.  "'Tone'".  "Great Western is      13.  Great Western has sharply
 simply pursuing a strategic merger     criticized Ahmanson's management,
 ... [while] Ahmanson has attacked the capital, technology, and business Great Western merger on every front." strategy, among other things, in comment letters to the regulators, in
                                        the media and to investors.


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 14.  "Any confusion that may exist in  14.  Ahmanson prevailed in the
 connection with Ahmanson's consent     consent solicitation on the three
 solicitation results from Ahmanson's   proposals that were certified.  This
 own actions."                          is an incontrovertible fact that
                                                               ----
                                        Ahmanson had no motivation to
                                        confuse.

 15.  "Ahmanson intentionally refused   15.  (a)  Ahmanson believes that the
 to cause a record date to be set for   proper record date was set and that
 two ... consent resolutions.  It       Great Western's refusal to
 could easily have done so."            acknowledge this record date has
                                        prevented a certification of the vote
                                        on these resolutions.
                                        (b)  Ahmanson had no reason to
                                        prevent or delay a certification on
                                        proposal number one (urging
                                        discussions and the creation of a
                                        level playing field).
                                        (c)  Based on Great Western's actions
                                        in setting the original record date,
                                        Ahmanson believed that Great Western
                                        would have delayed setting a new
                                        record date for 20 days (pursuant to
                                        the by-law adopted after Ahmanson's
                                        consent solicitation was announced),
                                        and thereby delayed the ability of
                                        Great Western stockholders to express
                                        their views.

 16.  "The Annual Meeting was delayed   16.  (a)  Great Western delayed the
 until the situation stabilized and     Annual Meeting by 7 1/2 weeks from
 shareholders could make informed       its originally scheduled date.
 decisions."                            (b)  Why did it take the Great
                                        Western Board 7 weeks from the time
                                        of the original Ahmanson offer, and
                                        3 1/2 weeks from the time of the
                                        enhanced offer, to even consider
                                        scheduling a meeting?

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                                        (c)  What "additional information"
                                        was required?
                                        (d)  How did the "stabilization"
                                        occur on April 10?
                                        (e)  Deposition testimony indicates
                                        that the Great Western Board made no
                                        inquiry or effort between February 24
                                        and April 10 to determine whether the
                                        situation had stabilized and the
                                        shareholders could make informed
                                        decisions.
                                        (f)  In deposition testimony, the
                                        Great Western chief executive officer
                                        conceded that after the March 6
                                        announcement of the WAMU merger,
                                        there was no additional information
                                        required and no reason for further
                                        delay.
                                        (g)  Deposition testimony indicates
                                        that the Great Western Board was not
                                        informed of, and did not inquire
                                        about, the existing by-law provision
                                        requiring Great Western to call a
                                        special meeting to elect directors
                                        "as soon as practicable".
                                        (h)  Deposition testimony indicates
                                        that the Great Western Board was not
                                        informed of, and did not inquire
                                        about, the exceptions to the SEC's
                                        proxy rules that would have permitted
                                        the meeting to elect directors to be
                                        held at an earlier date.
                                        (i)  Great Western has not disclosed
                                        whether there was any connection
                                        between (1) the Board's decision, at
                                        a hastily-called board meeting on
                                        April 10, to schedule the annual
                                        meeting and (2) Ahmanson's
                                        announcement the prior

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                                        day that it had received sufficient
                                        consents for its proposal to require
                                        the election of directors to be held
                                        no later than May 6.

 17.  Ahmanson Proposal utilizes        17.  (a)  Who (other than Great
 questionable assumptions.              Western and Washington Mutual) has
                                        questioned Ahmanson's assumptions?
                                        (b)  The Washington Mutual Proposal
                                        assumes that it can generate revenue
                                        enhancements and cost savings equal
                                        to about 136% of Great Western's 1996
                                        "core earnings" (as defined by Great
                                        Western) -- which Ahmanson believes
                                        is far in excess of the ratio of
                                        projected revenue enhancements and
                                        cost savings to net income used in
                                        any other merger.

 18.  Ahmanson relies on "imprudent     18.  (a)  Ahmanson's thrift
 leverage".                             subsidiary is well capitalized as
                                        defined by regulations of the Office
                                        of Thrift Supervision.
                                        (b)  Neither national credit rating
                                        agency downgraded Ahmanson after the
                                        announcement of its enhanced offer.
                                        (c)  One national credit rating
                                        agency ranks Ahmanson's long-term
                                        debt higher than Washington Mutual.

 19.  "WAMU has a proven track record   19.  WAMU has completed the
 of successfully integrating large      integration of only one company that
                             -----      is 2% as large, and that company was
 acquisitions."  (Emphasis added.)      less than 10% of the size of Great
                                        Western.

 20.  "Significant growth in net        20.  These retained loan originations
 interest income driven by high         (including significant fixed rate
 projected loan originations at         rather

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 reasonable margins."                   than adjustable rate mortgage loans)
                                        are projected to be funded with
                                        wholesale liabilities, creating
                                        interest rate risk.

 21.  Will rank in top three ... in     21.  A combined WAMU-Great Western
 California ... and 5th in Florida.     will trail far behind the top two in
                                        California and the top four in
                                        Florida.

 22.  "A faster solution ... is         22.  (a) If the WAMU merger is
 better ....  WAMU is on track for a    defeated, we believe that Ahmanson
 closing in late June or early July."   should be able to close its exchange
                                        offer shortly thereafter, and
                                        Ahmanson is on a time track similar
                                        to that of WAMU.
                                        (b)  Ahmanson's application has been
                                        deemed complete by the OTS.

 23.  Ahmanson's earnings are           23.  (a)  Ahmanson's cost savings are
 significantly more sensitive to        in line with other in-market mergers,
 achieving the stated cost savings      while WAMU's projected cost savings
 targets than are WAMU's.               and revenue enhancements considerably
                                        exceed those in other mergers.
                                        (b)  WAMU's earnings are
                                        significantly more sensitive to
                                        achieving the stated revenue
                                        enhancement targets than are
                                        Ahmanson's.

 24.  Ahmanson made significant         24.  (a)  These revisions largely
 changes in its operating assumptions   reflected the additional information
 when it increased its bid.             regarding Great Western which became
                                        available when WAMU finally filed its
                                        registration statement.  Great
                                        Western fails to state that
                                        Washington Mutual also made
                                        significant changes to its operating
                                        assumptions between the announcement
                                        of the

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                                        merger and the filing of its
                                        registration statement.
                                        (b)  In Ahmanson's view, these
                                        circumstances illustrate why Great
                                        Western has failed to promote the
                                        best interests of its stockholders
                                        when it has refused to provide
                                        information to Ahmanson and enter
                                        into discussions with Ahmanson.

 25.  Ahmanson will have one of the     25.  (a)  The tangible common equity
 lowest tangible common equity ratios.  ratio selected by Great Western is not used by the regulators to
                                        evaluate capital strength.
                                        (b)  Ahmanson's pro forma regulatory
                                                        --- -----
                                        capital ratios (which apply at the
                                        thrift level) are equivalent to those
                                        of WAMU.
                                        (c)  WAMU's pro forma tangible common
                                                    --- -----
                                        equity places it in the lowest decile
                                        in the industry.

 26.  GWF shareholders will receive     26.  (a)  These conclusions are
 greater earnings and higher growth     speculative and based on projections
 rates in a WAMU transaction than in    made by WAMU.  If Ahmanson's
 an Ahmanson transaction.               projections are used, GWF
                                        shareholders will receive greater
                                        earnings and higher growth rates in a
                                        merger with Ahmanson.
                                        (b)  Based on Ahmanson's projections,
                                        Great Western shareholders will
                                        receive considerably greater cash
                                        earnings per share in an Ahmanson
                                        merger.

      The Executive Summary also included two tables, not included in proxy material reviewed by the SEC, that are apparently designed to indicate the financial superiority of the WAMU proposal. We believe that these tables are seriously misleading.


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      The first table shows eight selected trading dates (spaced an unusual 13 or 11 days apart) and purports to show that the WAMU offer had a higher market value on one-half of those dates. Even if the data used in that table were accurate -- which it is not -- we believe that the table is misleading because on the vast majority of all trading days the current Ahmanson offer has had a
                        ---
higher value than the WAMU offer. This is the case whether the relevant period is deemed to begin with Ahmanson's original offer, WAMU's offer or Ahmanson's enhanced offer. (Indeed, even if the period begins with WAMU's offer and Ahmanson's original exchange ratio is used until it enhanced its offer, the Ahmanson offer would still be higher on over two-thirds of the trading dates.)

      Great Western's use of Ahmanson's original exchange ratio for three of the trading dates (February 18, March 3 and March 14) is misleading because it has no relevance to the current offer. If the current offer is used, Ahmanson's proposal had a higher market value on 7 (not 4) of the 8 dates.

      Moreover, there can be absolutely no justification for the "apples to oranges" comparison on February 18 and March 3. If Great Western argues that Ahmanson's original exchange ratio should be used on those dates because that was the offer then extant, then the column for WAMU should read "0", because WAMU had no offer extant on that date.
         --

      The second table purports to show that the WAMU offer will increase in superiority if the stocks of both WAMU and Ahmanson increase in equivalent percentage increments because of the "collar effect" of the Ahmanson offer. We believe that this table is misleading in two respects.

      First, if the increase occurs after a merger is consummated, the Ahmanson exchange ratio will not decline. The exchange ratio will be fixed before consummation. This point may seem obvious, but it is quite important because it is unlikely that either stock will appreciate by 10% or 15% (two of Great Western's four scenarios) between now and closing.

      Second, even if the appreciation occurs before consummation, the table fails to provide the correct valuation because the Ahmanson exchange ratio is based on an average price.

      The following example may prove helpful to illustrate this second point. Assume that the merger closes 20 trading dates

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from Friday and that the Ahmanson stock increases in equal increments from
Friday's close of $40.50 to a price of $42.92 on the closing date (the 5% appreciation suggested by Great Western). The exchange rates would then still be 1.20 - and not the 1.16 used by Great Western.

      As mentioned above, Great Western has attempted to justify its policy of no discussions with Ahmanson on the basis that it enabled Great Western to increase value for its stockholders by encouraging both Ahmanson and Washington Mutual to increase their bids. Because the propriety of Great Western's no-discussion policy is so central to the question of the Great Western Board's overall conduct, we believe that a detailed analysis of this purported justification may be helpful. For the reasons set forth below, we believe that this justification is clearly wrong.

      First, even if a no-discussion policy could possibly be justified as promoting an improved bid from Ahmanson, we believe that Great Western's other actions demonstrate that its interest is in driving Ahmanson out of the bidding altogether rather than driving Ahmanson to a higher bid. For example, Great Western has filed numerous lengthy comment letters with the Office of Thrift Supervision (the "OTS") urging that it reject Ahmanson's application. If the OTS rejected the application, Ahmanson could obviously not proceed. Moreover, Great Western has publicly and privately urged Ahmanson to withdraw its offer and has attempted to reinforce that effort with a publicity campaign that has been sharply critical of Ahmanson. We believe that this would not be the approach of a company seeking a higher bid from Ahmanson.

      Second, this purported justification for a no-discussion policy has not been made in any public forum of which we are aware. It is not in Great Western's proxy statement or Washington Mutual's registration statement.

      Third, we believe that it is totally illogical to suggest that WAMU would increase its bid because Great Western refuses to talk to Ahmanson. Indeed, we believe it likely that the single factor which has probably been most instrumental in WAMU not increasing its bid has been Great Western's
                          ---
total commitment to WAMU. This support has reduced any incentive for WAMU to increase its bid. Moreover, even if WAMU made the bid it did because of Great Western's pledge not to hold discussions with Ahmanson (and we are aware of no evidence to that effect), that cannot explain Great Western's refusal to hold discussions with Ahmanson either before WAMU made its final bid or after the bid

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(as we believe is permitted by the terms of the merger agreement and consistent with its fiduciary duties).

      Fourth, we believe that it is likewise illogical that the absence of discussions would encourage Ahmanson to raise its bid. Indeed, the very absence of information restrained Ahmanson from a higher bid both because it is uncertain whether any undisclosed problems exist at Great Western and because Ahmanson is unable to ascertain whether there are greater opportunities for revenue enhancements, cost savings and credit cost reductions than presently anticipated. It is instructive that Ahmanson was able to increase its bid in March as a result of disclosures about Great Western in the WAMU registration statement.

      In conclusion, Ahmanson trusts that when all the above-described facts are recognized, the need for Great Western directors not committed to a WAMU merger and the merits of the Ahmanson offer becomes even more apparent. On behalf of Ahmanson, we are most appreciative of your consideration of this response.

                                       Very truly yours,

                                       /s/  Kevin M. Twomey

                                       Kevin M. Twomey
                                       Senior Executive Vice President
                                          and Chief Financial Officer

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      SHARES OF GREAT WESTERN FINANCIAL CORPORATION ("GWF") COMMON STOCK
       HELD BY H. F. AHMANSON & COMPANY ("AHMANSON"), ITS DIRECTORS AND
      EXECUTIVE OFFICERS AND CERTAIN EMPLOYEES, OTHER REPRESENTATIVES OF
         AHMANSON AND CERTAIN OTHER PERSONS WHO MAY SOLICIT PROXIES OR
        CONSENTS, AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND GWF

Ahmanson and certain other persons named below may solicit proxies (a) to elect three nominees and one or more alternate nominees (the "Nominees") as directors of GWF at the annual meeting of stockholders of GWF to be held on a date to be announced (the "Annual Meeting") and (b) in favor of the adoption at the Annual Meeting of a non-binding stockholder resolution and seven proposals to amend the By-laws of GWF. Ahmanson and certain other persons named below are also soliciting consents from stockholders of GWF to approve proposals, without a stockholders' meeting, to adopt non-binding resolutions of stockholders and amendments to the By-laws of GWF. The participants in this solicitation may include Ahmanson; the directors of Ahmanson (Byron Allumbaugh, Harold A. Black, Richard M. Bressler, David R. Carpenter,
Phillip D. Matthews, Richard L. Nolan, Delia M. Reyes, Charles R. Rinehart, Frank M. Sanchez, Elizabeth A. Sanders, Arthur W. Schmutz, William D. Schulte, and Bruce G. Willison); the following executive officers and employees of Ahmanson or its subsidiaries: Kevin M. Twomey (Senior Executive Vice President and Chief Financial Officer), Madeleine A. Kleiner (Senior Executive Vice President, Chief Administrative Officer and General Counsel),
Anne-Drue M. Anderson (Executive Vice President and Treasurer), Tim S. Glassett (First Vice President and Assistant General Counsel), Linda McCall (Senior Vice President and Director of Corporate Taxes), Stephen A. Swartz (Senior Vice President and Director of Investor Relations), Barbara Timmer (Senior Vice President and Director of Government and Legislative Affairs), Mary A. Trigg (Senior Vice President and Director of Public Relations), Eric Warmstein (Senior Vice President and Director of Corporate Development), Samantha Davies (Vice President of Public Relations), Adrian Rodriguez (Vice President of Public Relations), and Peter Bennett (Assistant Vice President of Public Relations); and the following Nominees: Lawrence A. Del Santo,
Robert T. Gelber, Wolfgang Schoellkopf, Hugh M. Grant and John E. Merow.

As of May 23, 1997, Ahmanson is the beneficial owner of 3,560,500 shares of GWF Common Stock. Other than Mr. Gelber, who owns 332 shares of GWF Common Stock, none of the Nominees is the beneficial owner of any GWF Common Stock.

Other than set forth herein, as of May 23, 1997, neither Ahmanson nor any of its directors, executive officers or other representatives or employees of Ahmanson, any Nominees or other persons known to Ahmanson, who may solicit proxies has any security holdings in GWF. Ahmanson disclaims beneficial ownership of any securities of GWF held by any pension plan or other employee benefit plan of Ahmanson or by any affiliate of Ahmanson. Ahmanson further disclaims beneficial ownership of any securities of GWF held by Ahmanson or any of its subsidiaries for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of business.

Although Credit Suisse First Boston Corporation ("CSFB") and Montgomery Securities ("Montgomery"), financial advisors to Ahmanson, do not admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that such
Schedule 14A requires the disclosure of certain information concerning CSFB or Montgomery, CSFB and Montgomery may assist Ahmanson in such a solicitation. Each of CSFB and Montgomery engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their respective businesses, each of CSFB and Montgomery may trade securities of GWF for their own account and the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As of May 23, 1997, CSFB held a net long position of 15,452 shares of GWF common stock and Montgomery held no shares of GWF common stock.

Except as disclosed above, to the knowledge of Ahmanson, none of Ahmanson, the directors or executive officers of Ahmanson, the employees or other representatives of Ahmanson who may participate in this solicitation or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in GWF.